Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "IDENTIFYSENSORS
BIOLOGICS CORP.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF
JUNE, A.D. 2020, AT 5:47 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

3054090 8100
SR# 20205651025

Authentication: 203096189
Date: 06-12-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 06/11/2020
FILED 05:47 PM 06/11/2020
SR 20205651025 - File Number 3054090

CERTIFICATE OF INCORPORATION OF IDENTIFYSENSORS BIOLOGICS CORP., a Delaware corporation

ARTICLE I

The name of this corporation is IdentifySensors Biologics Corp. (the "**Corporation**").

ARTICLE II

A. The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex, State of Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

B. The name and mailing address of the incorporator of the Corporation is:

Gilbert J. Bradshaw
Wilson Bradshaw LLP
18818 Teller Avenue, Suite 115
Irvine, CA 92612

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

ARTICLE IV

A. Authorized Shares. This Corporation is authorized to issue 350,000,000 shares of Common Stock, par value $0.0001 per share (the "**Common Stock**") and 50,000,000 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

B. Rights, Preferences, Privileges and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The Corporation's Board of Directors (the "**Board of Directors**") hereby is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed on each series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them. Subject to compliance with applicable protective voting rights that have been or may be granted to the Preferred Stock or any series thereof in Certificates of Designation or in this Certificate of Incorporation ("**Protective Provisions**"), but notwithstanding any of the other rights of the Preferred Stock or any series thereof, the rights, preferences, privileges and restrictions of any such series of Preferred Stock may be subordinated

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to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent) or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. Subject to compliance with applicable Protective Provisions (if any), the Board of Directors also is authorized to increase or decrease the number of shares of any series of Preferred Stock, before or after the issuance of such series, but not below the number of shares of such series then outstanding. In case the number of shares of any series is so decreased, the shares constituting such decrease shall resume the status that they had before the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

A.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. Notwithstanding the above or any other provision of this Certificate of Incorporation, the Bylaws of the Corporation may not be amended, altered or repealed except in accordance with Article X of the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE VI

The number of directors of the Corporation that will constitute the whole Board of Directors shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board of Directors or by the stockholders.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE IX

A.   To the fullest extent permitted by the General Corporation Law of Delaware as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

B.   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

C.   Neither any amendment or repeal of any Section of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE XI

To the extent that one or more sections of any other state corporations code setting forth minimum requirements for the Corporation's retained earnings and/or net assets are applicable to the Corporation's repurchase of shares of Common Stock, such code sections shall not apply, to the greatest extent permitted by applicable law, in whole or in part with respect to repurchases by the Corporation of Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the right to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment. In the case of any such repurchase, a distribution by the Corporation may be made without regard to "preferential dividends arrears amount" or "preferential rights amount," as such terms may be defined in such other state corporations code.

ARTICLE XII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least $66\,2/3\%$ of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vôte generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of, Article V, VI, VII, IX and this Article XII (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

THE UNDERSIGNED, being the incorporator named above herein, for the purpose of forming a corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of the State of Delaware, hereby makes and files this Certificate of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly the undersigned has executed this Certificate of Incorporation this 11th day of June 2020.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 11th day of June 2020.



Gilbert J. Bradshaw,
Incorporator